20549-0409


November 19, 2004


Mr. Andrew M. Sims
President
MHI Hospitality Corporation
814 Capitol Landing Road
Williamsburg, Virginia 23185

Re:	MHI Hospitality Corporation
	Amendment No. 3 to Form S-11 filed November 15, 2004
	File No.  333-118873

Dear Mr. Sims:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary
1. We note your response to Comment 1. Please further revise to remove the remaining defined terms.
2. We note your response to prior comment 2; however, we reissue our previous comment. It appears that MHI Hotels Services, LLC, is your predecessor. Please revise to briefly describe the recent corporate history of the predecessor.

Our Principal Agreements
3. We note your response to Comment 17. We reissue that part of our previous comment asking you to revise to clarify whether there are any limitations on fees in the franchise agreements.

Notes to Financial Statements of MHI Hospitality Corporation

Organization, page F-4
4. Please advise or revise the second paragraph of Note A to indicate, if true, that the interests in the initial four properties were contributed to the operating partnership and accounted for as a reorganization of entities under common control.
5. We note your response to comment 20. Paragraph 7 of EITF 02-5 states SEC registrants should continue to follow the guidance in paragraph 3 when determining whether common control of separate
entities exists.   In this regard, we note you have determined that
common control of the predecessor group, that is, Capitol Hotel Associates LP, LLP, Brownestone Partners LLC and Savannah Hotel Associates LLC is held by the existing members of MHI Hotel Services LLC. Please advise us how you determined that Steve Smith and Bill Zaiser are part of the control group. Have they agreed in writing to vote their shares in concert with the Sims such that a 50% voting interest is held in Brownstone Partners LLC? If so, please advise us
of the date of the agreement and terms.   If common control does not
exist under the situations identified in paragraph 3 of the EITF, please revise your financial statement presentation, accounting policy and disclosures related to Brownestone Partners, LLC. Please advise.

Formation Transactions, page F-4
6. We note your response to comment 19; however, we reissue our previous comment. We note the contribution of interests in the four initial hotels to the operating partnership is characterized as an acquisition. Please address this comment throughout Form S-11, as necessary.

MHI Hospitality Corporation

Notes to Pro Forma Consolidated Balance Sheets, pages F-48 to F-49
7. Reference is made to comment 27. Please revise to include disclosure in a note to the pro forma financial statements of the material non-recurring charge resulting directly from the transaction. Clearly indicate the charge was not included in the pro formas and that the charge will be included in net income within 12 months following the transaction, or advise. See Rule 11-02(b)(5) of Regulation S-X.
8. We note your response to comment 29. Please advise us of where you disclosed your method for allocating the mark up of assets between land and building improvements in note (h) as previously requested.

Exhibits
9. Please revise to file the schedules and exhibits to each agreement. For example, we note that the schedules to the contribution agreements have not been filed.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at 202-824-5347 or Donna Di Silvio at 202-942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Paul
Fischer at 202-942-1903 or the undersigned at 202-942-2987 with any other questions.


			Sincerely,


			Peggy Kim
			Senior Counsel



cc:	Thomas J. Egan, Esq.
	Baker & McKenzie LLP
	by facsimile, 202-452-7074














MHI Hospitality Corporation; Form S-11 (333-118873)
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